Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 23, 2015

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                             Virtu Financial, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 20, 2015
File No. 333-194473

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company” or “Virtu”), we hereby submit the accompanying Amendment No. 3 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement filed with the Commission on February 20, 2015.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Suzanne Hayes, dated March 18, 2015 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page in the accompanying Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Overview, page 1

1.                                      You state in the last paragraph on page 2 that Adjusted Net Income was approximately $225.7 million for the year ended December 31, 2014. Please reconcile this statement to the disclosure on page 22, which states that Adjusted Net Income was approximately $226.5 million for the respective period ended.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 107 in the Registration Statement.

Corporate History and Organizational Structure, page 7

2.                                      Please revise the statement on page 8 that Temasek acquired direct or indirect interests in Virtu Financial to clarify that you acquired direct and indirect interests in Virtu Financial and the indirect interests are a result of their acquisition of an interest in an affiliate of Silver Lake Partners.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see page 8 in the Registration Statement.

The Reorganization Transactions, page 8

3.                                      We note that you may reduce the amount of the net proceeds you contribute to Virtu Financial in exchange for Virtu Financial Units, based on the amount of expenses you pay in this offering that are not reimbursed by Virtu Financial. Please clarify whether you expect that the Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco, Management Members and other Virtu Post-IPO Members and you will be contributing equally for their Virtu Financial Units on a per unit basis. Additionally, identify the factors that you will consider in deciding whether to reduce the contribution and quantify the amount of expenses you expect to pay in connection with the offering, net of expected reimbursement.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment to clarify the description of the treatment of the offering expenses. Please see pages 10, 18, 59, 64 and 76 in the Registration Statement.

4.                                      Please describe Virtu Financial LLC’s plans to use the proceeds it receives from your contribution for your Virtu Financial Units.

Response to Comment 4

Virtu Financial LLC’s (“Virtu Financial”) plans to use the proceeds it receives from the contribution are described on pages 10, 18, 59, 64 and 94 in the Registration Statement.

5.                                      Please clarify whether the organization chart on page 11 reflects your intended use of proceeds described on page 10, including your plans to repurchase shares of Class A from Silver Lake Post-IPO shareholders, shares of Class C, Class D and Virtu Financial Units, etc.

Response to Comment 5

The lead-in to the organizational chart on pages 11 and 60 in the Registration Statement has been revised to clarify that the intended use of proceeds includes all of the transactions described on the prior pages in the Registration Statement.

The Offering, page 14

6.                                      On pages 14 and 15, you state that the number of Class A, C and D shares outstanding will be          shares if the underwriters exercise their option to purchase additional shares. Please revise the descriptions of your offering throughout the registration statement to clarify that the underwriters will have the option to purchase Class C and D shares or explain how the underwriters exercising their overallotment option will result in an increase in Class C and D shares outstanding. Additionally, all other holders of Class C and D shares also hold corresponding Virtu Financial Units. How will the exercise of the overallotment option impact the number of Virtu Financial Units outstanding?

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 16, 17, 61, 64, 156-157 and 162 in the Registration Statement.

Risk Factors, page 25

“Failure to establish and maintain effective internal control over financial reporting…”, page 45

7.                                      We note that a material weakness related to your ability to prepare accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and insufficient resources and level of technical accounting expertise within the accounting function, was identified for the year ended December 31, 2013. Given that no material weakness was identified for the year ended December 31, 2014, please expand your discussion of the specific steps you have taken and put into place to resolve the material weakness identified in the prior year.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment. Please see page 48 in the Registration Statement.

Effect of the Reorganization Transactions in this Offering, page 57

8.                                      Please revise the organizational chart on page 5 to indicate where Temasek appears in the chart.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment to clarify that Temasek appears in the chart as one of the Investor Post-IPO Stockholders. Please see pages 11 and 60 in the Registration Statement.

9.                                      We note that Investor Post-IPO Stockholders and Investors in this offering have a % economic interest in Virtu Financial LLC. Is this interest by virtue of Virtu Financial, Inc.’s interest in Virtu Financial LLC? If accurate, please clarify that this interest in Virtu Financial LLC only results in dividends if Virtu Financial declares dividends to Virtu Financial Inc. and Virtu Financial Inc. declares dividends. Additionally, clarify whether these shareholders will receive their pro rata share of Virtu Financial LLC dividends based on their percentage ownership of the Class A shares.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 11-12 and 60-61 in the Registration Statement.

Unaudited Pro Forma Financial Information, page 69

Notes to Unaudited Pro Forma Financial Information, page 73

10.                               We have read and considered your response to prior comment two. Please also expand the footnote to pro forma adjustment (a) to state, if true, that non-controlling interest will increase for the amortization of the unvested pre-IPO Class B interest.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment. Please see page 75 in the Registration Statement.

Management’s Discussion and Analysis Of Financial Condition and Results Of Operations, page 78

Liquidity and Capital Resources, page 91

11.                               Please revise your filing to provide a discussion of the material terms of the Tax Receivable Agreement and discuss how this agreement will impact your liquidity when the conversion is complete. Include a discussion of the timing of payments under the agreement and the types of things that would trigger a cash payout.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 94-95 in the Registration Statement.

Executive Compensation, page 123

12.                               Please revise the description of Mr. Palaparthi’s employment agreement to explain the term “deemed indirect capital contribution.”

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment. Please see page 128 in the Registration Statement.

Virtu Financial LLC

Notes to Financial Statements

Note 13 — Temasek Transaction, page F-39

13.                               We note your disclosure that Temasek purchased 1,614,322 Class A-2 capital interests with a carrying value of approximately $6.9 million for approximately $23.0 million directly from a member of management who held Class A-2 interests in Virtu Financial, and that the excess of the transaction price over the carrying value was recorded as an addition to the Class A-2 interests and a deduction to accumulated deficit. Please tell us the accounting guidance you relied upon to support your accounting for this transaction.

Response to Comment 13

The Company has advised us that the Class A-2 Capital Interests that were purchased by Temasek from the member of management (hereinafter referred to as the

“New A-2 Capital Interests”) are classified by Virtu Financial as members’ equity pursuant to Accounting Standards Codification (“ASC”) Topic 505, Equity.  The New A-2 Capital Interests are identical to the A-2 Capital Interests that were previously outstanding (“Old A-2 Capital Interests”).  Both Old A-2 Capital Interests and New A-2 Capital Interests and all other existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units in connection with the reorganization transactions.

In connection with the broader Temasek Transaction as described in the disclosure in the Registration Statement, Temasek purchased the New A-2 Capital Interests at fair value.  The Company accounted for this transaction as a repurchase of the Old A-2 Capital Interests and an issuance of the New A-2 Capital interests in accordance with ASC 505-50-30-7 because the Company was effectively involved in the transaction: each of the elements of the Temasek Transaction were entered into in contemplation of one another, and the minimum return to Temasek in the event of a Qualified Sale on the New A-2 Capital Interests is based on the full amount paid by Temasek to the member of management.  Because the New A-2 interests were acquired by Temasek, an unrelated third party, at fair value, the Company concluded that the excess of the transaction price over the carrying value (“Premium”) should be accounted for as an increase in accumulated deficit, similar to a dividend, as the Company does not have an additional paid-in capital account as part of its members’ equity.

The Company considered whether any of the Premium recognized in equity should have been recorded as compensation expense.  In this regard, the Company notes that the transaction was effected at fair value, the amount paid by Temasek is not contingent upon continued employment of the seller, nor will the seller forfeit any of the amount received from Temasek in the event the seller leaves the Company in the future.  Thus, the fact that the seller was also an employee did not impact the value of the transaction.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Very truly yours,

/s/ JOHN C. KENNEDY

John C. Kennedy

cc:	Douglas A. Cifu
Virtu Financial, Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP